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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                         COMMISSION FILE NUMBER 1-11566

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                 CompSavings Plan for Employees of CompUSA Inc.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

                                  CompUSA Inc.
                           14951 North Dallas Parkway
                               Dallas, Texas 75240


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

                                  CompSavings Plan for Employees of CompUSA Inc.

                                               Financial Statements
                                            and Supplemental Schedules

                                      Years ended December 31, 1998 and 1997

                                                     CONTENTS
Report of Independent Auditors.......................................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................................    2
Statements of Changes in Net Assets Available for Benefits...........................................    3
Notes to Financial Statements........................................................................    4

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes.........................................   16
Line 27(d) - Schedule of Reportable Transactions.....................................................   17
Line 27(e) - Schedule of Nonexempt Transactions......................................................   18

                           Report of Independent Auditors

The CompSavings Plan Committee
CompSavings Plan for Employees of CompUSA Inc.

We have audited the accompanying statements of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions and nonexempt transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/   ERNST & YOUNG LLP
                                         -----------------------
                                               Ernst & Young LLP

June 24, 1999
Dallas, Texas


                                  CompSavings Plan for Employees of CompUSA Inc.

                                  Statements of Net Assets Available for Benefits

                                                                                    DECEMBER 31
                                                                               1998             1997
                                                                         -----------------------------------
ASSETS

Investments at fair value                                                    $28,319,341       $21,170,267
Contributions receivable:
   Participants                                                                  749,164           334,544
   Employer                                                                    1,439,490         2,035,231
                                                                         -----------------------------------
                                                                               2,188,654         2,369,775

Employee loans receivable                                                      1,631,064         1,066,490
                                                                         -----------------------------------
Total assets                                                                  32,139,059        24,606,532

LIABILITIES

Excess contributions payable to participants                                     399,329           336,847
                                                                         -----------------------------------
Net assets available for benefits                                            $31,739,730       $24,269,685
                                                                         ===================================


SEE ACCOMPANYING NOTES.


                                  CompSavings Plan for Employees of CompUSA Inc.

                            Statements of Changes in Net Assets Available for Benefits

                                                                             YEAR ENDED DECEMBER 31
                                                                             1998               1997
                                                                      --------------------------------------
Investment income (loss):

   Net appreciation (deprecation) in fair value of
    investments                                                            $(3,209,667)       $ 4,156,631
   Interest and other                                                          289,668            153,511
                                                                      --------------------------------------
                                                                            (2,919,999)         4,310,142

Contributions:
   Participants - pretax                                                    10,053,678          6,304,845
   Participants - rollover                                                   1,062,018            916,992
   Employer - participant directed                                             355,166            480,509
   Employer - non-participant directed                                       1,084,324          1,554,722
   Transfer of assets from another benefit plan                              1,447,562                  -
                                                                      --------------------------------------
                                                                            14,002,748          9,257,068

Total additions                                                             11,082,749         13,567,210

Withdrawals by participants                                                 (3,612,704)        (2,411,108)
                                                                      --------------------------------------
Net increase                                                                 7,470,045         11,156,102

Net assets available for benefits:

   Beginning of year                                                        24,269,685         13,113,583
                                                                      --------------------------------------
   End of year                                                             $31,739,730        $24,269,685
                                                                      ======================================


SEE ACCOMPANYING NOTES.

                CompSavings Plan for Employees of CompUSA Inc.

                          Notes to Financial Statements

                            December 31, 1998 and 1997



1. DESCRIPTION OF THE PLAN

The following description of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan was adopted by CompUSA Inc. (the Company) effective January 1, 1995, for eligible employees of the Company. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Group Employee Services (the Trustee), formerly known as MasterWorks, acts as trustee for the Plan pursuant to a trust agreement between the Trustee and the Company.

ADMINISTRATION

The Plan is administered by the CompSavings Plan Committee appointed by the Board of Directors of the Company.

PARTICIPATION

Prior to April 1, 1998 employees became eligible to participate in the Plan after they have reached the age of 21 and have completed 500 hours of service during the previous six months. Effective April 1, 1998, employees become eligible to participate on the first day of the calendar quarter following the first day of employment or upon reaching the age of 21. Eligible employees can enroll in the Plan on the first day of the next payroll period after meeting the age requirement. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the CompSavings Plan Committee and authorize the Company to make payroll deductions for contributions to the Plan.

CONTRIBUTIONS

Each year, participants must contribute at least 1% and may contribute up to 15% of pretax annual compensation, as defined in the Plan, provided their contribution for any one year does not exceed the Internal Revenue Service (IRS) maximum dollar limitation which was $10,000 for 1998 and $9,500 for 1997. The Company contributes 25% of the first 5% of base compensation that a participant contributes to the Plan (Required Contribution). Additional amounts may be contributed (Discretionary Contribution) at the

                 CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

option of the Company's management based on the Company's profitability for the fiscal year that ends within the plan year. The Company may also make an additional discretionary contribution (Incentive Contribution) to encourage new participation in the Plan. To receive an employer contribution, an employee must be eligible to participate in the plan on the last day of the Plan year and must have completed at least 1000 hours of service for the plan year. For 1998, the Company's management did not authorize a Discretionary Contribution or Incentive Contribution. For 1997, the Company's management authorized a Discretionary Contribution equal to 25% of the first 5% of base compensation that participants contributed to the Plan and did not make an Incentive Contribution.

Under the provisions of the Plan, 75% of the Company's Required, Discretionary, and Incentive Contributions are invested in the CompUSA Stock Fund, with the remaining 25% paid in cash and invested based on the participants' elections. In 1998, the Company's Required Contribution to the Plan aggregated $1,439,490. In 1997, the Company's Required and Discretionary Contributions to the Plan aggregated $1,017,615 and $1,017,616, respectively. The Company funded the 1998 and 1997 contributions in March 1999 and February 1998, respectively.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of earnings are based upon the ratio of a participant's account balance to the aggregate of all participant account balances.

Forfeited balances of terminated participants' nonvested accounts may be used to restore nonvested account balances for employees who are rehired, to pay Plan fees and expenses, or to reduce Company contributions. Forfeitures aggregated $251,268 and $353,772 in 1998 and 1997, respectively. These funds are maintained in a money market account pending expenditure by the Plan in the future. The money market account invests in interest bearing cash equivalents and is included in the CompUSA Stock Fund.

VESTING

Participants are immediately vested in their pretax and rollover contributions plus actual earnings thereon. The Company's contributions allocated to participants' accounts, plus

                 CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

the actual earnings thereon, vest to the participants based on years of continuous service. Participants vest at a rate of 25% per year and are 100% vested after four years of continuous credited service.

INVESTMENT OPTIONS

Participants may elect the investment of their employee contributions and Company cash contributions in any of the following investment options:

(a) Asset Allocation Fund - Invests in a changing mix of stocks, bonds, and money market securities.

(b) Income Accumulation Fund - Invests in a mix of short- and medium-term fixed-income securities that produce income for the fund, mostly from interest payments.

(c) Growth Stock Fund - Invests in the stocks of companies that the fund manager believes have potential for above-average long-term capital appreciation. As of December 18, 1998, investment in the Growth Stock Fund was no longer an option for participants. All previous contributions to this fund were transferred to other available funds at the direction of the participants.

(d) S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

(e) CompUSA Stock Fund - Invests primarily in the stock of CompUSA Inc. Participants may not elect to have more than 50% of their employee contributions and Company cash contributions invested in this fund.

Additional investment options added in 1998:

(f) Franklin Mutual Beacon Z - Invests in inexpensive stocks based on asset value, mergers, recapitalizations, and spin-offs.

(g) H&W International Fund - Invests primarily in the stock of companies located in multiple countries around the world.

                 CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

(h) MFS Capital Opportunities A - Invests primarily in moderate-growth companies that are attractively valued relative to their growth prospects.

(i) PIMCO Total Return Class A - Invests exclusively in intermediate term bonds with ratings of BBB or better.

INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 10, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CompSavings Plan Committee believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Because the Plan did not initially meet the tests limiting contributions of certain highly compensated employees, as defined by the IRC, excess contributions for 1998 and 1997 were refunded to certain participants, along with investment earnings on those excess contributions, in accordance with the Plan agreement. Those amounts are recorded in the accompanying balance sheet as "Excess contributions payable to participants."

TERMINATION OF THE PLAN

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested as to their account balances and the net assets of the Plan would be distributed to the participants in proportion to their respective account balances.

WITHDRAWALS

Upon termination of service, a participant may receive a lump-sum payment equal to his or her vested account balance. Participants who are employees can elect to withdraw a portion of their Plan account balance, subject to certain conditions and restrictions.

                 CompSavings Plan for Employees of CompUSA Inc.

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOANS

The Plan provides that participants may request a loan from the Plan in an amount generally not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. The minimum loan amount is $500 and must be repaid, through payroll deductions, within five years. The interest rate charged on participant loans is a fixed rate of interest determined by the CompSavings Plan Committee. The average rate charged on participant loans was 9.1% and 9.4% in 1998 and 1997, respectively.

EXPENSES AND FORFEITURES

The Company pays all administrative fees and expenses related to maintaining the Plan to the extent such fees and expenses exceed forfeitures. Such expenses were fully offset by forfeitures in 1998. The amount of such expenses paid by the Company in 1997 was approximately $21,000. The Company also furnishes the Plan with administrative and clerical services and use of Company office space and supplies at no charge. Certain special fees, such as fees for changing investment fund elections more than four times per year and loan maintenance fees, are charged to individual participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Plan investments in various investment funds are stated at fair value as determined by the Trustee based upon the quoted market prices of the underlying securities comprising the investment funds. Investments in the Company's common stock are valued at the last reported sales price on the last business day of the Plan year. Employee loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis.

                 CompSavings Plan for Employees of CompUSA Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ROLLOVER OF PCS COMPLEAT BALANCES

Effective February 26, 1998, a defined contribution plan sponsored by CompUSA Direct, formerly PCs Compleat, a wholly-owned subsidiary of the Company, was consolidated with the Company's Plan. As a result, $1,447,562 was transferred to the Plan representing the net assets available for benefits held by those employees in the plan sponsored by PCs Compleat.

                 CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS

At December 31, 1998, the Plan's assets and liabilities were held in the following funds:

                                                                                    PARTICIPANT DIRECTED
                               -----------------------------------------------------------------------------------------
                                            FRANKLIN     ASSET        INCOME        S&P 500         H&W           MFS
                                             MUTUAL    ALLOCATION  ACCUMULATION      STOCK      INTERNATIONAL   CAPITAL
                                  TOTAL       FUND        FUND         FUND           FUND          FUND         FUND
                               -----------------------------------------------------------------------------------------
ASSETS

Investments at fair value      $28,319,341  $179,440   $4,771,974   $2,425,687     $9,028,970     $108,138    $6,250,000
Contributions receivable:
   Participants                    749,164    15,835       96,485       65,068        230,461       10,968       153,198
   Employer                      1,439,490     4,817       42,320       25,094         93,906        3,767        61,160
                               -----------------------------------------------------------------------------------------
                                 2,188,654    20,652      138,805       90,162        324,367       14,735       214,358
Employee loans receivable        1,631,064         -            -            -              -            -             -
                               -----------------------------------------------------------------------------------------
Total assets                    32,139,059   200,092    4,910,779    2,515,849      9,353,337      122,873     6,464,358
                               -----------------------------------------------------------------------------------------
LIABILITIES
Excess contributions payable
   to participants                 399,329     1,277       56,004       31,759        149,483        1,428       117,284
                               -----------------------------------------------------------------------------------------
Net assets available for
   benefits                    $31,739,730  $198,815   $4,854,775   $2,484,090     $9,203,854     $121,445    $6,347,074
                               =========================================================================================
                                                                              NON-
                                                                          PARTICIPANT
                                                                           DIRECTED
                               -----------------------------------------------------
                                   PIMCO        COMPUSA       EMPLOYEE      COMPUSA
                               TOTAL RETURN      STOCK          LOAN         STOCK
                                   FUND           FUND          FUND         FUND
                               -----------------------------------------------------
ASSETS
Investments at fair value        $87,587       $3,285,737   $        -    $2,181,808
Contributions receivable:
   Participants                    8,810          168,339            -             -
   Employer                        3,191           69,013            -     1,136,222
                               -----------------------------------------------------
                                  12,001          237,352            -     1,136,222
Employee loans receivable              -                -    1,631,064             -
                               -----------------------------------------------------
Total assets                      99,588        3,523,089    1,631,064     3,318,030
                               -----------------------------------------------------
LIABILITIES
Excess contributions payable
   to participants                 3,866           38,228            -             -
                               -----------------------------------------------------
Net assets available for
   benefits                      $95,722       $3,484,861   $1,631,064    $3,318,030
                               =====================================================

                  CompSavings Plan for Employees of CompUSA Inc.

3. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS
   (CONTINUED)

At December 31, 1997, the Plan's assets and liabilities were held in the following funds:

                                                                                                                            NON-
                                                                                                                        PARTICIPANT
                                                             PARTICIPANT DIRECTED                                        DIRECTED
                                ---------------------------------------------------------------------------------------------------
                                               ASSET        INCOME        GROWTH      S&P 500    COMPUSA     EMPLOYEE    COMPUSA
                                             ALLOCATION   ACCUMULATION    STOCK        STOCK      STOCK        LOAN       STOCK
                                   TOTAL        FUND          FUND         FUND        FUND        FUND        FUND        FUND
                                ---------------------------------------------------------------------------------------------------
ASSETS

Investments at fair value       $21,170,267  $2,735,143   $1,427,312   $4,086,963  $4,264,846  $4,944,581  $        -   $3,711,422
Contributions receivable:
  Participants                      334,544      42,347       28,656       82,497      90,411      90,633           -            -
  Employer                        2,035,231      66,223       44,242      119,769     119,386           -           -    1,685,611
                                --------------------------------------------------------------------------------------------------
                                  2,369,775     108,570       72,898      202,266     209,797      90,633           -    1,685,611
Employee loans receivable         1,066,490           -            -            -           -           -   1,066,490            -
                                --------------------------------------------------------------------------------------------------
Total assets                     24,606,532   2,843,713    1,500,210    4,289,229   4,474,643   5,035,214   1,066,490    5,397,033

LIABILITIES
Excess contributions payable
  to participants                   336,847      47,117       26,974      100,219      85,077      77,460           -            -
                                --------------------------------------------------------------------------------------------------
Net assets available for
  benefits                      $24,269,685  $2,796,596   $1,473,236   $4,189,010  $4,389,566  $4,957,754  $1,066,490   $5,397,033
                                ==================================================================================================

             CompSavings Plan for Employees of CompUSA Inc.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO
   INVESTMENT FUNDS

The changes in net assets available for benefits for the year ended December 31, 1998, by fund are as follows:


                                                                     PARTICIPANT DIRECTED
                               -------------------------------------------------------------------------------------------
                                              FRANKLIN     ASSET        INCOME        GROWTH     S&P 500        H&W
                                               MUTUAL   ALLOCATION   ACCUMULATION      STOCK      STOCK     INTERNATIONAL
                                  TOTAL         FUND       FUND          FUND          FUND        FUND         FUND
                               ------------- ---------- ----------- --------------- ----------- ----------- --------------
Investment income (loss):
   Net appreciation
     (depreciation) in fair
     value of investments      $ (3,209,667) $ (17,743)  $  868,444   $        -     $   23,892  $1,651,682     $  (2,516)
   Interest and other               289,668     14,259            -      119,114              -           -         2,916
                               ------------- ---------- -----------  ------------   ----------- -----------   -----------
                                 (2,919,999)    (3,484)     868,444      119,114         23,892   1,651,682           400

Contributions:
   Participants - pretax         10,053,678    112,621    1,286,712      845,304      2,247,799   2,958,595        74,874
   Participants - rollover        1,062,018     29,901      121,505      109,328        209,263     348,555         8,856
   Employer:
     Participant directed           355,166      4,818       49,896       30,050         15,060     107,430         3,767
     Non-participant directed     1,084,324          -            -            -              -           -             -
  Transfer of assets from
     another benefit plan         1,447,562          -      117,958      408,909        360,364     420,752             -
                               ------------- ---------- -----------  ------------   ----------- -----------   -----------
                                 14,002,748    147,340    1,576,071    1,393,591      2,832,486   3,835,332        87,497
                               ------------- ---------- -----------  ------------   ----------- -----------   -----------
Total additions                  11,082,749    143,856    2,444,515    1,512,705      2,856,378   5,487,014        87,897
                               ------------- ---------- -----------  ------------   ----------- -----------   -----------

Withdrawals by participants      (3,612,704)    (6,987)    (406,686)    (396,188)      (666,620)   (796,937)       (4,597)
Net interfund transfers and
   loan activity                      -         61,946       20,350     (105,663)    (6,378,768)    124,211        38,145
                               ------------- ---------- -----------  ------------   ----------- -----------   -----------
Net increase                      7,470,045    198,815    2,058,179    1,010,854     (4,189,010)  4,814,288       121,445

Net assets available for
   benefits:
   Beginning of year             24,269,685          -    2,796,596    1,473,236      4,189,010   4,389,566            -
                               ------------- ---------- -----------  ------------   ----------- -----------   ------------
   End of year                 $ 31,739,730   $198,815   $4,854,775   $2,484,090     $        -  $9,203,854     $ 121,445
                               ============= ========== ===========  ============   =========== ===========   ============




                                                                                        NON-
                                                                                     PARTICIPANT
                                                 PARTICIPANT DIRECTED                  DIRECTED
                               ----------------------------------------------------- ------------
                                    MFS         PIMCO        COMPUSA     EMPLOYEE      COMPUSA
                                  CAPITAL    TOTAL RETURN     STOCK         LOAN        STOCK
                                    FUND         FUND          FUND         FUND         FUND
                                ----------- -------------- ------------- ----------- ------------
Investment income (loss):
   Net appreciation
     (depreciation) in fair
     value of investments       $  332,817   $ (2,529)     $(3,323,791)   $       -  $(2,739,923)
   Interest and other                    -      4,430                -       128,749      20,200
                                ----------- -------------- ------------- ----------- ------------
                                   332,817      1,901       (3,323,791)      128,749  (2,719,723)
Contributions:
   Participants - pretax            37,705     38,803        2,451,265             -           -
   Participants - rollover          13,074      6,765          214,771             -           -
   Employer:
     Participant directed           61,205      3,191           79,749             -           -
     Non-participant directed            -          -                -             -   1,084,324
  Transfer of assets from
     another benefit plan                -          -           82,374         6,901      50,304
                                ----------- -------------- ------------- ----------- ------------
                                   111,984     48,759        2,828,159         6,901   1,134,628
                                ----------- -------------- ------------- ----------- ------------
Total additions                    444,801     50,660         (495,632)      135,650  (1,585,095)
                                ----------- -------------- ------------- ----------- ------------

Withdrawals by participants        (17,446)    (1,122)        (552,167)     (262,946)   (501,008)
Net interfund transfers and
   loan activity                 5,919,719     46,184         (425,094)      691,870       7,100
                                ----------- -------------- ------------- ----------- ------------
Net increase                     6,347,074     95,722       (1,472,893)      564,574  (2,079,003)
Net assets available for
   benefits:
   Beginning of year                     -          -        4,957,754     1,066,490   5,397,033
                                ----------- -------------- ------------- ----------- ------------
   End of year                  $6,347,074   $ 95,722      $ 3,484,861   $ 1,631,064 $ 3,318,030
                                =========== ============== ============= =========== ============

             CompSavings Plan for Employees of CompUSA Inc.

4. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT FUNDS (CONTINUED)

The changes in net assets available for benefits for the year ended December 31, 1997, by fund are as follows:





                                                                        PARTICIPANT DIRECTED
                                           ---------------------------------------------------------------------------
                                                               ASSET           INCOME         GROWTH       S&P 500
                                                             ALLOCATION     ACCUMULATION    STOCK FUND   STOCK FUND
                                                TOTAL           FUND            FUND
                                            --------------- ------------- ----------------- ------------ ------------
Investment income:
   Net appreciation in
     fair value of investments                $ 4,156,631     $  432,793     $        -      $  172,408    $  808,459
   Interest and other                             153,511              -         69,307               -             -
                                            --------------- ------------- ----------------- ------------ ------------
                                                4,310,142        432,793         69,307         172,408       808,459

Contributions:
   Participants - pretax                        6,304,845        879,248        596,151       1,734,364     1,555,880
   Participants - rollover                        916,992        135,035         93,652         156,009       248,380
   Employer:
     Participant directed                         480,509         66,542         44,556         120,006       119,931
     Non-participant directed                   1,554,722              -              -               -             -
                                            --------------- ------------- ----------------- ------------ ------------
                                                9,257,068      1,080,825        734,359       2,010,379     1,924,191
                                            --------------- ------------- ----------------- ------------ ------------
Total additions                                13,567,210      1,513,618        803,666       2,182,787     2,732,650
                                            --------------- ------------- ----------------- ------------ ------------

Withdrawals by participants                    (2,411,108)      (301,525)      (197,042)       (435,146)     (414,067)
Net interfund transfers and loan activity               -        (73,146)       (92,086)       (263,014)        2,447
                                            --------------- ------------- ----------------- ------------ ------------
Net increase                                   11,156,102      1,138,947        514,538       1,484,627     2,321,030

Net assets available for benefits:

   Beginning of year                           13,113,583      1,657,649        958,698       2,704,383     2,068,536
                                            --------------- ------------- ----------------- ------------ ------------
   End of year                                $24,269,685     $2,796,596     $1,473,236      $4,189,010    $4,389,566
                                            =============== ============= ================= ============ ============



                                                                                 NON-
                                                                             PARTICIPANT
                                                  PARTICIPANT DIRECTED         DIRECTED
                                           -------------------------------- -------------
                                              COMPUSA            EMPLOYEE      COMPUSA
                                               STOCK               LOAN         STOCK
                                                FUND               FUND          FUND
                                           ------------------- ------------- -------------
Investment income:
   Net appreciation in
     fair value of investments                $1,442,155       $          -    $1,300,816
   Interest and other                                  -             72,902        11,302
                                           ------------------- ------------- -------------
                                               1,442,155             72,902     1,312,118

Contributions:
   Participants - pretax                       1,539,202                  -             -
   Participants - rollover                       283,916                  -             -
   Employer:                                                                            -
     Participant directed                        129,474                  -             -
     Non-participant directed                          -                  -     1,554,722
                                           ------------------- ------------- -------------
                                               1,952,592                  -     1,554,722
                                           ------------------- ------------- -------------
Total additions                                3,394,747             72,902     2,866,840
                                           ------------------- ------------- -------------

Withdrawals by participants                     (437,496)          (230,962)     (394,870)
Net interfund transfers and loan activity       (270,342)           656,691        39,450
                                           ------------------- ------------- -------------
Net increase                                   2,686,909            498,631     2,511,420

Net assets available for benefits:

   Beginning of year                           2,270,845            567,859     2,885,613
                                           ------------------- ------------- -------------
   End of year                                $4,957,754         $1,066,490    $5,397,033
                                           =================== ============= =============

                 CompSavings plan for Employees of CompUSA Inc.

5. INVESTMENTS

The Plan's investments are held by the Trustee. Investments at fair value as of December 31, 1998 and 1997, are as follows:

                                                                                    DECEMBER 31
                                                                               1998              1997
                                                                        ------------------------------------
Franklin Mutual Beacon Z Fund:
   Merrill Lynch Mutual Fund for Employee Retirement
    Plans                                                               $   179,440              $         -

Asset Allocation Fund:
   Merrill Lynch Allocation Fund for Employee
    Retirement Plans*                                                     4,771,974                2,735,143

Income Accumulation Fund:
   Merrill Lynch Income Accumulation Fund for
    Employee Retirement Plans*                                            2,425,687                1,427,312

Growth Stock Fund:
   Merrill Lynch Growth Stock Fund for Employee
    Retirement Plans*                                                             -                4,086,963

S&P 500 Stock Fund:
   Merrill Lynch S&P 500 Stock Fund for Employee
    Retirement Plans*                                                     9,028,970                4,264,846

H&W International Fund:
   Merrill Lynch Mutual Fund for Employee Retirement
    Plans                                                                   108,138                        -

MFS Capital Opportunities A Fund:
   Merrill Lynch Mutual Fund for Employee Retirement
    Plans*                                                                6,250,000                        -

PIMCO Total Return Class A Fund:
   Merrill Lynch Mutual Fund for Employee Retirement
    Plans                                                                    87,587                        -

CompUSA Stock Fund:
   CompUSA Common Stock*                                                  5,144,584                8,306,419

   Merrill Lynch Money Market Fund                                          322,961                  349,584
                                                                        ------------------------------------
                                                                        $28,319,341              $21,170,267
                                                                        ====================================

*   Investment represents 5% or more of the Plan's net assets.

                        CompSavings Plan for Employees of CompUSA Inc.

6. NONEXEMPT TRANSACTION

For two payroll periods during 1998, the Company failed to remit Participant contributions in a timely manner. This failure constitutes a prohibited transaction under Section 4975 of the Internal Revenue Code. The Company has plans to take the corrective actions required.

7. YEAR 2000 (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The recordkeeping for the Plan as well as the processing of participant payroll and the related contributions to the Plan is performed by third party service providers. As a result, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 issues as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by June 1999.

However, if the third party service providers for the Plan fail to identify their year 2000 issues properly, or fail to properly assess, modify, and test their identified year 2000 issues on a timely basis, the year 2000 issue could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan with respect to any year 2000 issues related to the Plan based upon its communications with third party service providers and their representations to the Company that their systems will be year 2000 ready.

                                              SUPPLEMENTAL SCHEDULES

                          CompSavings Plan for Employees of CompUSA Inc.

                   Line 27(a) - Schedule of Assets Held for Investment Purposes

                                              EIN: 75-2261497 PN: 001

                                                 December 31, 1998

                    (b)                               (c)
            IDENTITY OF ISSUER,       DESCRIPTION OF INVESTMENT INCLUDING
            BORROWER, LESSOR, OR       MATURITY DATE, RATE OF INTEREST,              (d)              (e)
  (a)          SIMILAR PARTY           COLLATERAL, PAR, OR MATURITY VALUE           COST         CURRENT VALUE
--------------------------------------------------------------------------------------------------------------
*         Merrill Lynch             Franklin Mutual Beacon Z -
                                     Invests in inexpensive stocks
                                     based on asset value, mergers,
                                     recapitalizations, and spin-offs          $  194,215       $   179,440

*         Merrill Lynch             Asset Allocation Fund - Invests
                                     in stocks, bonds, and money
                                     market securities                          3,460,978         4,771,974

*         Merrill Lynch             Income Accumulation Fund -
                                     Invests in short- and medium-
                                     term fixed income securities               2,425,687         2,425,687

*         Merrill Lynch             S&P 500 Stock Fund - Invests in
                                     equity of S&P 500 companies                6,579,143         9,028,970

*         Merrill Lynch             H&W International Fund -
                                      Invests primarily in the stock of
                                      companies located in multiple
                                      countries around the world.                 110,383           108,138

*         Merrill Lynch             MFS Capital Opportunities A -
                                     Invests primarily in moderate-
                                     growth companies that are
                                     attractively valued relative to
                                     their growth prospects                     5,917,175         6,250,000

*         Merrill Lynch             PIMCO Total Return Class A -
                                     Invests exclusively in
                                     intermediate term bonds with
                                     ratings of BBB or better                      90,142            87,587

*         CompUSA Inc.              Common Stock                                7,219,710         5,144,584

*         Merrill Lynch             Money Market Fund                             322,961           322,961

*         Participant Loans         8.75%-9.5%                                          -         1,631,064
                                                                              -----------------------------
                                                                              $26,320,394       $29,950,405
                                                                              =============================
*  Party-in-interest


                        CompSavings Plan for Employees of CompUSA Inc.

                       Line 27(d) - Schedule of Reportable Transactions

                                    EIN: 75-2261497 PN: 001

                                  Year Ended December 31, 1998

                                                                                                          (h)
                                                                                                        CURRENT
                                                                                                        VALUE OF       (i)
                                                                   (c)          (d)          (g)        ASSET ON       NET
               (a)                       (b)                    PURCHASE      SELLING      COST OF     TRANSACTION   GAIN OR
   IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET            PRICE        PRICE        ASSET         DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------
Category (i) - Single transactions in excess of 5% of beginning Plan assets
---------------------------------------------------------------------------

CompUSA Inc.*                     Common Stock                 $1,620,956    $    -       $1,620,956   $1,620,956    $      -

Merrill Lynch*                    MFS Capital Opportunities     5,924,978         -        5,924,978    5,924,978           -

Merrill Lynch*                    Growth Stock Fund                 -         5,926,120    5,661,981    5,926,120     264,139

Category (iii) - Series of transactions in excess of 5% of beginning Plan assets
--------------------------------------------------------------------------------

Merrill Lynch *                   Asset Allocation             $1,716,718    $    -       $1,716,718   $1,716,718    $      -
Merrill Lynch *                   Asset Allocation                  -           554,080      427,173      554,080     126,907
Merrill Lynch *                   ML Income Accumulation        1,934,707         -        1,934,707    1,934,707           -
Merrill Lynch *                   ML Income Accumulation            -           936,331      936,331      936,331           -
Merrill Lynch *                   Growth Stock Fund             3,077,530         -        3,077,530    3,077,530           -
Merrill Lynch *                   Growth Stock Fund                 -         7,192,181    6,815,975    7,192,181     376,206
Merrill Lynch *                   S&P 500 Stock Fund            4,127,459         -        4,127,459    4,127,459           -
Merrill Lynch *                   S&P 500 Stock Fund                -         1,022,578      790,324    1,022,578     232,254
Merrill Lynch *                   MFS Capital Opportunities     5,945,642         -        5,945,642    5,945,642           -
Merrill Lynch *                   MFS Capital Opportunities         -            29,818       28,466       29,818       1,352
CompUSA Inc. *                    Common Stock                  4,430,757         -        4,430,757    4,430,757           -
CompUSA Inc. *                    Common Stock                      -         1,581,191    1,456,997    1,581,191     124,194

There were no category (ii) or (iv) transactions during the plan year. Columns (e) and (f) are not applicable.
*Party-in-interest

                     CompSavings Plan for Employees of CompUSA Inc.

                     Line 27(e) - Schedule of Nonexempt Transactions

                                  EIN: 75-2261497 PN: 001

                                Year Ended December 31, 1998

                                                                 (c)
                                 (b)                             DESCRIPTION OF TRANSACTIONS
(a)                              RELATIONSHIP TO PLAN,           INCLUDING MATURITY DATE, RATE
IDENTITY OF PARTY                EMPLOYER OR OTHER PARTY-        OF INTEREST, COLLATERAL, PAR OR
INVOLVED                         IN-INTEREST                     MATURITY VALUE
------------------------------------------------------------------------------------------------------
CompUSA Inc.                     Employer/Plan Sponsor           Contributions of $452,419 for the
                                                                 payroll period ending 2/21/98 were
                                                                 deposited on 3/23/98

CompUSA Inc.                     Employer/Plan Sponsor           Contributions of $2,045 for the
                                                                 payroll period ending 12/31/98 were
                                                                 deposited on 1/28/99

Columns (d) through (j) are not applicable

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the CompSavings Plan Committee for the CompSavings Plan for Employees of CompUSA Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                    CompSavings Plan for Employees of CompUSA Inc.

By CompSavings Plan Committee appointed pursuant to the Plan:

Date:  June 29, 1999                   By: /s/ HAROLD F. COMPTON
                                          -------------------------------------
                                          Harold F. Compton, Committee Member

Date:  June 29, 1999                   By: /s/ JAMES E. SKINNER
                                          -------------------------------------
                                          James E. Skinner, Committee Member

Date:  June 29, 1999                   By: /s/ MELVIN D. MCCALL
                                          -------------------------------------
                                          Melvin D. McCall, Committee Member